EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 1, 2013, with respect to the consolidated balance sheet and schedule of Colony American Homes, Inc. (formerly Colony Single-Family Residential, Inc.) and Subsidiaries and the combined consolidated statements of operations, equity and cash flows of Colony American Homes, Inc. and Subsidiaries and ColFin American Investors, LLC, our report dated February 6, 2013, with respect to the combined statement of revenues and certain operating expenses of the Triton Portfolio, and our report dated May 15, 2013, with respect to the statement of revenues and certain operating expenses of the Highland Portfolio, in Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-188303) and related Prospectus of Colony American Homes, Inc. dated May 17, 2013.

/s/ Ernst & Young LLP

Los Angeles, CA

May 17, 2013